Exhibit 99.3

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(‘Randgold Resources’ or the ‘Company’)

DIRECTORS’ RANDGOLD RESOURCES SHAREHOLDING

Jersey, Channel Islands, 18 May 2015 - Randgold Resources announces the following pursuant to DTR 3.1 of the United Kingdom Listing Authority’s Disclosure and Transparency Rules:

Dr DM Bristow, a director of the Company, sold 40 000 ordinary shares of the Company on 15 May 2015, at a price of £48.32 per share.

Dr DM Bristow’s shareholding in the Company is now 730 786 ordinary shares or 0.79% of the current issued share capital of the Company.

Mr GP Shuttleworth, a director of the Company, sold 10 000 ordinary shares of the Company earlier today, at a price of £49.31 per share.

Mr GP Shuttleworth’s shareholding in the Company is now 77 974 ordinary shares or 0.08% of the current issued share capital of the Company.

Randgold Resources Enquiries:

Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 771 1338 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com